SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-6948

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: SPX Corporation Retirement Savings and Stock Ownership Plan

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, North Carolina 28277

SPX Corporation
Retirement Savings and
Stock Ownership Plan

Financial Report

December 31, 2006

SPX Corporation Retirement Savings and
Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

SPX Corporation Retirement Savings
and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the SPX Corporation Retirement Savings and Stock Ownership Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the SPX Corporation Retirement Savings and Stock Ownership Plan as of December 31, 2006 and 2005 and the changes in net assets for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan
June 25, 2007

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Participant-directed investments:
Interest in SPX Corporation Savings Trust, at fair value (Note 3)	$779,375,498	$714,627,942
Participant loans	15,271,029	15,065,280

Total participant-direct investments, at fair value	794,646,527	729,693,222

Contribution receivable:
Employer	665,344	633,611
Employee	876,672	887,558

Total contribution receivable	1,542,016	1,521,169

Adjustment from fair value to contract value for interest in
SPX Corporation Savings Trust relating to fully benefit-responsive investment contracts	1,700,043	2,182,794

Net Assets Available for Benefits	$797,888,586	$733,397,185

See Notes to Financial Statements.

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment gain from interest in net assets of SPX Corporation Savings Trust (Note 3)	$105,926,359
Participant loan interest	988,118
Contributions:
Employer	16,900,241
Participants	29,925,165
Rollovers	2,744,396
Net transfer from other plans	723,074

Total additions	157,207,353

Deductions
Distributions to participants	92,510,286
Administrative expenses	205,666

Total deductions	92,715,952

Net Increase	64,491,401

Net Assets Available for Benefits
Beginning of year	733,397,185

End of year	$797,888,586

See Notes to Financial Statements.

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Description of the Plan

The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective December 31, 1999, provides only general information.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.  The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described in Internal Revenue Code Section 401(k) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).

General - The Plan is a defined contribution plan that benefits primarily employees of SPX Corporation (the “Employer” or the “Company”) who are not covered by collective bargaining agreements and who have met eligibility requirements.

Contributions - Participants can contribute a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.

As outlined in the plan document, employer contributions are dependent upon the division of SPX Corporation where the participant is employed.  In general, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation up to a maximum of 6 percent of compensation.  Employer contributions are invested in SPX Corporation common stock and are immediately vested and can be transferred at any time, subject to certain trading restrictions.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, the employer’s matching contributions, if any, and an allocation of plan earnings.  Allocation of plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants elect to invest their account balances and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.

Vesting - Participants are 100 percent vested in both employee and employer contributions.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of his or her account.  A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account.  The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan.

Investment Options - Investment in SPX Corporation stock transferred to participants’ accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.

Participant Loans - A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance.  Loans are collateralized by the balance in the participant’s account and bear interest at market rates.  Principal and interest are paid ratably through payroll deductions.  Other loan provisions are outlined in the plan document.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  Fidelity Management Trust Company (the “Trustee”) is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

Administration - The Company is the sponsor of the Plan.  The Committee, as provided in the plan agreement, is the plan administrator and has responsibility for the administration of the Plan. Fidelity Management Trust Company functions as trustee and investment manager. Investment management fees and trustee fees are paid by the Plan in accordance with the plan agreement.

Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis.

Investments – The Plan’s investments are stated at fair value.  The fair value of the Plan’s interest in the SPX Corporation Savings Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income less actual distributions (see Note 3).  The Master Trust’s investments are stated at fair value.  Common collective trust funds that invest in fully benefit responsive investment contracts (commonly known as stable value funds) within the Master Trust are adjusted to contract value in the financial statements.  Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Quoted market prices are used to value all other investments in the Master Trust.  The value of participant loans is the face value, which approximates fair value.  Dividend income is accrued on the ex-dividend date.

Benefit Payments - Benefits are recorded when paid.

Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated December 4, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Change in Presentation - In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”).

This FSP requires investments in benefit-responsive investment contracts be presented at both fair value and contract value on the Statement of Net Assets Available for Benefits.  The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $1,700,043 and $2,182,794 as of December 31, 2006 and 2005, respectively. There was no impact to total net assets as of December 31, 2005.

Note 3 - Master Trust Fund

The investments of certain defined contribution plans sponsored by SPX Corporation, including the SPX Corporation Retirement Savings and Stock Ownership Plan, are combined in the Master Trust.  Under the terms of a trust agreement between Fidelity Management Trust Company (the “Bank”) and the Company, the Bank manages the trust funds of the Master Trust on behalf of the Plan.  These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  The Plan’s assets in the Master Trust represented 97 percent of the total assets in the Master Trust as of December 31, 2006 and 2005.  Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

The total assets held in the Master Trust at December 31, 2006 and 2005 are as follows:

	2006	2005
Money market fund	$3,872,187	$3,176,329
Common collective trust fund	147,974,830	153,160,937
Mutual funds	514,523,100	466,212,197
Insurance company general account	538,511	5,689,577
Employer securities	135,519,544	107,256,026

Total Master Trust investments, at fair value	$802,428,172	$735,495,066

Adjustment from fair value to contract value for interest in SPX Corporation Savings Trust relating to fully benefit-responsive investment contracts	1,778,287	2,278,491

Total Master Trust investments	$804,206,459	$737,773,557

The investment income for the Master Trust for the year ended December 31, 2006 is as follows:

Net appreciation in fair value of investments:
Mutual funds	$29,209,505
Employer securities	35,464,471

Net appreciation	64,673,976

Interest and dividends	43,453,417

Net investment income	$108,127,393

Note 4 – Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)

The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500.  The net assets on the financial statements were higher than Form 5500 at December 31, 2006 by $1,700,043.  Additionally, the net increase in the net assets available for benefits on the Form 5500 for the year ended December 31, 2006 is lower by $1,700,043.

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 38-1016240, Plan 005

December 31, 2006

(a) (b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value

Participants	Participant loans bearing interest at rates from 4.00 percent to 12 percent	—	$15,271,029

Note - In compliance with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investments in Master Trust assets are omitted from this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION RETIREMENT SAVINGS
AND STOCK OWNERSHIP PLAN

By: The SPX Administrative Committee

Date:	June 28, 2007	By:	/s/ Kevin L. Lilly
Kevin L. Lilly
Senior Vice President, Secretary and
General Counsel and Member of the
SPX Administrative Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC